Exhibit A

Metallica Resources Inc.
(A Development Stage Company)

Consolidated Financial Statements
as at December 31, 2004 and 2003 and for the
years ended December 31, 2004, 2003 and 2002

Management’s Report

To the Board of Directors and Shareholders of Metallica Resources Inc.:

Management is responsible for the preparation of the information contained in this annual report and for the consistency between the consolidated financial statements and other financial operating data contained elsewhere in the report. The accompanying consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and necessarily include amounts based on estimates and judgments.

Management has established and maintains a system of internal control, designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and that financial information is reliable and accurate. The Audit Committee of the Board of Directors, comprised of non-management directors, has reviewed the consolidated financial statements with management and the external auditors. The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

The Company’s independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders and have conducted an audit in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States), and their report follows.

“Richard J. Hall”
Richard J. Hall
President and Chief Executive Officer

“Bradley J. Blacketor”
Bradley J. Blacketor
Vice President, Chief Financial Officer and Secretary

February 28, 2005

Auditors Report

To the Shareholders of Metallica Resources Inc.:

We have audited the accompanying consolidated balance sheets of Metallica Resources Inc. and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations and deficit and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Metallica Resources Inc. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Canada.

”PricewaterhouseCoopers LLP”
PricewaterhouseCoopers
Vancouver, Canada
February 4, 2005, except for Note 14, which is as February 28, 2005

Comments by Auditors for United States Readers on Canada-United States Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the company’s financial statements, such as the changes described in Note 2 to the financial statements. Our report to the shareholders dated February 4, 2005, except for Note 14, which is as of February 28, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Metallica Resources Inc.
(A Development Stage Company)
Consolidated Balance Sheets
December 31, 2004 and 2003
U.S. dollars

	2004	2003
Assets
Current assets:
Cash and cash equivalents (Note 11)	$41,848,986	$66,110,056
Value-added tax receivable and other current assets	640,244	415,878

	42,489,230	66,525,934

Mineral properties and deferred expenditures (Note 3)	47,355,378	26,574,390
Property, plant and equipment (Note 4)	416,464	234,863
Other assets	32,028	18,661

Total assets	$90,293,100	$93,353,848

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$738,384	$597,771
Reclamation and closure cost obligation	—	29,796
Note payable (Note 5)	—	200,100
Acquisition debt (Note 3(a))	—	5,959,740

	738,384	6,787,407

Asset retirement obligation (Note 6)	203,818	—

Shareholders’ equity:
Share capital (Note 7(b)) 82,687,043 common shares (2003: 81,763,885)	107,661,917	106,786,049
Warrants (Note 7(d))	7,373,839	7,469,578
Stock options (Note 7(c))	1,043,156	6,675
Deficit	(26,728,014)	(27,695,861)

	89,350,898	86,566,441

Total liabilities and shareholders’ equity	$90,293,100	$93,353,848

Nature of operations (Note 1)

Contingencies and commitments (Notes 3 and 10)

Subsequent event (Note 14)

Approved by the Board:

“Craig J. Nelsen”
Craig J. Nelsen

“Ian A. Shaw”
Ian A. Shaw

The accompanying notes are an integral part of these consolidated financial statements.

Metallica Resources Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
For the years ended December 31, 2004, 2003 and 2002
U.S. dollars, except share data

	2004	2003	2002
Interest income	$925,180	$158,087	$64,918
Income from option payments (Note 3(e))	300,000	150,000	—

	1,225,180	308,087	64,918

General and administrative expense	1,469,246	1,252,077	920,604
Exploration expense	192,627	212,366	246,828
Reclamation and property closure costs	22,368	17,421	198,749
Stock-based compensation expense	83,466	6,675	—
Write-down of mineral properties and deferred expenditures	81,469	703,536	21,000
Interest expense (Note 3(a))	40,260	446,851	—
Foreign exchange (gain) loss, net	(2,169,257)	(609,547)	3,281

Income (loss) before income taxes	1,505,001	(1,721,292)	(1,325,544)

Income tax provision (recovery) (Note 8)	136,539	(5,745)	(5,223)

Net income (loss)	1,368,462	(1,715,547)	(1,320,321)

Deficit at beginning of year as previously reported	(27,695,861)	(25,980,314)	(24,659,993)
Stock-based compensation expense (Note 7(c))	(400,615)	—	—

Deficit at beginning of year as restated	(28,096,476)	(25,980,314)	(24,659,993)

Deficit at end of year	$(26,728,014)	$(27,695,861)	$(25,980,314)

Basic net income (loss) per share	$0.02	$(0.04)	$(0.04)

Diluted net income (loss) per share	$0.01	$(0.04)	$(0.04)

Weighted average number of common shares outstanding	82,405,035	42,865,141	31,295,063

The accompanying notes are an integral part of these consolidated financial statements.

Metallica Resources Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flows
For the years ended December 31, 2004, 2003 and 2002
U.S. dollars

	2004	2003	2002
Cash Flows Provided From (Used for) Operating Activities
Net income (loss)	$1,368,462	$(1,715,547)	$(1,320,321)
Non-cash items:
Depreciation and amortization	12,865	10,564	8,638
Stock-based compensation expense	83,466	6,675	—
Interest expense	40,260	442,933	—
Common share contribution to retirement plan	23,060	21,735	17,163
Reclamation and property closure costs	—	17,421	24,000
Write-down of mineral properties and deferred expenditures	81,469	703,536	21,000
Foreign exchange (gain) on foreign cash held	(2,169,257)	(609,547)	—
Changes in non-cash working capital:
Value-added tax and other current assets	(224,366)	(158,022)	34,584
Accounts payable and accrued liabilities	(21,884)	217,940	(16,159)
Reclamation and closure cost obligation	(29,796)	(137,625)	—
Other assets	(13,550)	(13,664)	1,238

	(849,271)	(1,213,601)	(1,229,857)

Cash Flows (Used for) Investing Activities
Acquisition of subsidiary, net of cash acquired	(5,000,000)	(1,921,933)	—
Mineral properties and deferred expenditures	(14,889,399)	(2,044,946)	(886,771)
Payments to acquire property, plant and equipment	(254,405)	(105,504)	(18,348)

	(20,143,804)	(4,072,383)	(905,119)

Cash Flows Provided From (Used for) Financing Activities
Contributions to joint venture by joint venture partner	—	—	61,968
Common shares and units issued for cash, net of issue costs	—	70,774,607	4,054,994
Proceeds from exercise of warrants	400,230	168,454	—
Proceeds from exercise of options	362,618	222,546	26,799
Repayment of acquisition debt	(6,000,000)	(5,000,000)	—
Repayment of note payable	(200,100)	—	(50,000)
Proceeds from repayment of loan to director	—	100,000	—

	(5,437,252)	66,265,607	4,093,761

Foreign Exchange Gain on Foreign Cash Held	2,169,257	609,547	—

(Decrease) increase in cash and cash equivalents	(24,261,070)	61,589,170	1,958,785
Cash and cash equivalents, beginning of year	66,110,056	4,520,886	2,562,101

Cash and cash equivalents, end of year	$41,848,986	$66,110,056	$4,520,886

Supplementary Cash Flow Information (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

1.	Nature of Operations

Metallica Resources Inc. (the “Company”) is engaged in the exploration, development and acquisition of mineral deposits principally in Mexico and South America.

The Company commenced construction of its 100%-owned Cerro San Pedro gold and silver project in Mexico in February 2004. In June 2004, construction of the mine was suspended pending resolution of various permitting and other issues involving the project as discussed in Note 3(a) and Note 10.

The Company is also advancing a copper-gold exploration project in Chile with Noranda Inc. (Note 3(b)) and is pursuing various other exploration projects in North and South America.

2.	Summary of Significant Accounting Policies

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. The significant measurement differences between these principles and those that would be applied to the Company under United States GAAP are described in Note 13.

Consolidation These consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries, after elimination of intercompany balances and transactions.

•	Datawave Sciences Inc.

•	De Re Holdings Inc.

•	Desarrollos Metallica C.A.

•	MMM Exploraciones, S.A. de C.V.

•	Metallica (Barbados) Inc.

•	Metallica Management Inc.

•	Minera Metallica Limitada

•	Minera San Xavier, S.A. de C.V.

•	Raleigh Mining International Limited

•	Servicios del Plata y Oro, S.A. de C.V.

On February 12, 2003, the Company acquired Glamis Gold Ltd.’s 50% interest in Minera San Xavier, S.A. de C.V. (“MSX”), which resulted in the Company owning a 100% interest in MSX. Prior to February 12, 2003, the Company’s 50% joint venture investment in MSX is included in these consolidated financial statements using the proportionate consolidation method. Subsequent to February 12, 2003, MSX is reflected as a wholly owned subsidiary.

Use of Estimates

The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of expenses during the reporting period. Significant estimates that involve highly subjective assumptions by management include the Company’s estimated reclamation obligation for its Cerro San Pedro project in Mexico, its estimation of stock-based compensation and its assessment of its mineral property values. Actual results could differ from those reported.

Foreign Currency Translation

The Company considers the U.S. dollar to be the functional currency of all of its operations. The Company’s subsidiaries are integrated foreign subsidiaries and, accordingly, foreign currency amounts are translated into U.S. dollars using the temporal method. Monetary balances are translated at the rate of exchange at the balance sheet date, nonmonetary balances at historic exchange rates and other revenue and expense items at average exchange rates. Foreign currency gains and losses are included in earnings for the period.

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

Cash and Cash Equivalents

Cash and cash equivalents include cash in demand deposits and short-term money market investments that, on acquisition, have a term to maturity of three months or less.

Mineral Properties and Deferred Expenditures

The costs of acquiring mineral property interests, and related exploration and development costs, are capitalized until commercial production is established, the property is disposed of through sale or otherwise, or the current amount is impaired. Expenditures related to grassroots exploration are expensed as incurred. If a project is put into commercial production, capitalized costs would be depleted on the unit-of-production basis.

Proceeds received from the partial sale or sale of any interest in a property are credited against the carrying cost of such property until the payments are in excess of the costs incurred, at which time they are then credited to income.

The costs deferred at any time do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the discovery of economically recoverable reserves, successful commercial development of the related properties, availability of financing, future profitable production, or proceeds from the disposition of the properties.

Management of the Company regularly reviews the carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves and value beyond proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. If it is determined that the future cash flows are less than the carrying value, a write-down to the estimated fair value is made with a charge to earnings. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if the carrying value can be recovered.

Management’s estimates of mineral prices, recoverable proven and probable reserves and value beyond proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flow to be generated from its properties.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Depreciation and Amortization

Property, plant and equipment assets are recorded at cost. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the related assets. The following rates are being used:

Equipment	3 to 17 years
Vehicles	4 years
Buildings and leasehold improvements	3 to 20 years
Furniture	3 to 10 years

Asset Retirement Obligations

On January 1, 2004, the Company adopted the new accounting standard for asset retirement obligations, Canadian Institute of Chartered Accountants (“CICA”) Section 3110. The standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The adoption of this standard did not have any impact on the Company’s financial position or results of operations in 2003 as the Company did not commence construction at its Cerro San Pedro project until February 2004.

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

Financial Instruments

At December 31, 2004, the carrying values of cash and cash equivalents, value-added tax and other current assets, and accounts payable and accrued liabilities approximate their fair value due to the relatively short period to maturity of the instruments.

Income Taxes

The Company uses the liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of assets and liabilities. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment.

Stock-based Compensation Plan

The Company’s stock-based compensation plan is described in Note 7. Effective January 1, 2004, the Company retroactively adopted the revised CICA Section 3870, “Stock-based Compensation and Other Stock-based Payments”, which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. Previously, the Company did not record any compensation expense on the granting of stock options to employees and directors as the exercise price was equal to or greater than the market price on the date of grants. Any consideration paid upon the exercise of stock options, in addition to the fair value attributable to stock options granted after January 1, 2002, is credited to share capital. The fair value attributable to stock options that expire unexercised is credited to contributed surplus. The fair value attributable to stock options that are forfeited is credited to earnings.

The Company has applied these provisions retroactively, without restatement of prior years, resulting in a cumulative increase to the deficit of $400,615 and a corresponding increase to stock options on January 1, 2004, with respect to options granted in 2002 and 2003.

Per Share Amounts

Basic per share amounts are calculated using the weighted average number of common shares outstanding during the year. Diluted per share amounts are calculated based on the treasury-stock method, which assumes that any proceeds from the exercise of options and warrants would be used to purchase common shares at the average market price during the year. The weighted average number of common shares outstanding is adjusted for the increase in the number of common shares issued upon exercise of the options and warrants. Stock options and warrants are included in the calculation of diluted per share amounts only to the extent that the average market price of the common shares during the year exceeds the exercise price of the options or warrants. During years when the Company has generated a loss, the potential shares to be issued from the assumed exercise of options and warrants are not included in the computation of diluted per share amounts since the result would be anti-dilutive.

3.	Mineral Properties and Deferred Expenditures

Mineral property costs and deferred expenditures are summarized as follows:

	December 31, 2004
	Mineral
	Property	Deferred
	Costs	Expenditures	Total
Cerro San Pedro, Mexico (a):
Balance at January 1, 2004	$16,115,223	$9,353,297	$25,468,520
Acquisition of subsidiary	5,000,000	—	5,000,000
Additions	2,754,364	11,992,341	14,746,705

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

	December 31, 2004
	Mineral
	Property	Deferred
	Costs	Expenditures	Total
Balance at December 31, 2004	23,869,587	21,345,638	45,215,225

El Morro, Chile (b):
Balance at January 1, 2004	90,000	949,589	1,039,589
Acquisition of royalty	600,000	—	600,000

Balance at December 31, 2004	690,000	949,589	1,639,589

Rio Figueroa, Chile (c):
Balance at January 1, 2004	—	—	—
Additions	115,856	375,182	491,038

Balance at December 31, 2004	115,856	375,182	491,038

Other projects, Chile (d):
Balance at January 1, 2004	15,570	50,711	66,281
Additions	8,971	15,743	24,714
Write-offs	(16,498)	(64,971)	(81,469)

Balance at December 31, 2004	8,043	1,483	9,526

	$24,683,486	$22,671,892	$47,355,378

	December 31, 2003
	Mineral
	Property	Deferred
	Costs	Expenditures	Total
Cerro San Pedro, Mexico (a):
Balance at January 1, 2003	$3,609,686	$7,374,956	$10,984,642
Acquisition of subsidiary	12,461,971	—	12,461,971
Additions	43,566	1,978,341	2,021,907

Balance at December 31, 2003	16,115,223	9,353,297	25,468,520

El Morro, Chile (b):
Balance at January 1, 2003	90,000	946,004	1,036,004
Additions	—	3,585	3,585

Balance at December 31, 2003	90,000	949,589	1,039,589

MIMK and other projects, Chile (d):
Balance at January 1, 2003	9,762	556,785	566,547
Additions	12,095	191,175	203,270
Write-offs	(6,287)	(697,249)	(703,536)

Balance at December 31, 2003	15,570	50,711	66,281

	$16,220,793	$10,353,597	$26,574,390

a)	Mexico – Cerro San Pedro Project

The Cerro San Pedro gold and silver project (the “Project”) is located in the State of San Luis Potosí, Mexico and is owned by Minera San Xavier, S.A. de C.V. (“MSX”). The feasibility study for the Project is based on an open-pit mining operation with heap-leach processing of ores.

On February 12, 2003, the Company acquired Glamis Gold Ltd.’s (“Glamis”) 50% equity interest in MSX for $18 million, less 50% of MSX’s working capital deficit at closing of $58,328. As a result of the purchase, the Company owns 100% of the issued and outstanding shares of MSX. The purchase price was paid as follows:

i)	$2 million paid at closing.

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

ii)	50% of MSX’s working capital deficit at closing of $58,328, paid to the Company subsequent to closing.

iii)	$5 million paid on August 12, 2003.

iv)	$6 million paid on February 10, 2004.

v)	$5 million paid on March 24, 2004.

The $5 million payment that was made on March 24, 2004 was initially due and payable upon commencement of commercial production ($2.5 million) and one year from commencement of commercial production ($2.5 million). At December 31, 2003, these amounts represented contingent consideration and were therefore not recognized as acquisition costs.

The purchase agreement also provided for Glamis to retain a sliding scale net returns royalty on the gross proceeds, less costs and expenses, of all ores, metals and mineral concentrates mined at the Project when gold prices equal or exceed $325 per ounce.

The acquisition of Glamis’ 50% equity interest in MSX was a business combination accounted for as a purchase transaction. As of December 31, 2003, the fair value of the consideration of $13 million ($18 million less $5 million of contingent payments) less 50% of MSX’s working capital deficit of $58,328, has been allocated to the fair value of the net assets acquired as follows:

Fair Value of Net Assets Acquired:
Cash	$19,739
Other current assets	72,376
Property, plant and equipment	75,708
Mineral properties	12,461,971

12,629,794

Less: Current liabilities and other	(71,265)
Note payable	(100,050)

$12,458,479

Consideration:
Cash at closing, less working capital deficit	$1,941,672
Present value of future cash payments, discounted at 6%	10,516,807

$12,458,479

Initial acquisition debt of $10.5 million represented the estimated present value of future cash payments of $11.0 million, discounted at 6%. Interest accretion for the years ended December 31, 2004 and 2003 was $40,260 and $442,933, respectively. The acquisition debt was paid off in February 2004.

On March 24, 2004, the Company acquired the sliding scale net returns royalty that Glamis had retained as part of the sale of its 50% equity interest in the Project to the Company in February 2003, and prepaid the remaining $5 million of contingent consideration owed to Glamis, for $7.25 million. The $7.25 million payment has been allocated to mineral properties.

On December 30, 2003, the Company awarded a contract to Washington Group International to provide MSX with contract mining and related construction services over the pre-production period and estimated mine life totaling approximately ten years. The contract has an estimated gross value, exclusive of fuel costs, of approximately $105 million. The contract also provides that MSX, and in certain circumstances Washington Group, may terminate the contract at any time prior to the end of the

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

ten-year term, but MSX is required to pay early termination fees and demobilization costs to Washington Group as follows:

Demobilization
and
Termination Period	Termination Fees
Pre-production	$11,560,000
Year 1	$10,160,000
Year 2	$7,460,000
Year 3	$4,760,000
Year 4	$2,960,000
Year 5	$2,360,000
Year 6	$2,060,000
Year 7	$1,660,000
Year 8	$1,360,000
Year 9	—

Project construction was suspended in June 2004 pending resolution of various permitting and other issues (Note 10). The Company has entered into a Standby Agreement and extensions thereto with Washington Group in order to maintain the construction equipment at the project site. The current agreement provides for the Company to make monthly payments to Washington Group of $110,910 through the end of February 2005.

The Project is subject to a 1.95% royalty on the gross value of metals and minerals contained in production in all mineral concessions presently owned or optioned by MSX. In addition, MSX has entered into an agreement with a former owner of certain mining concessions that provides for the greater of a 2.5% net smelter returns (“NSR”) royalty on any production that occurs on the properties or $50,000 per year beginning April 2003, subject to a maximum of $1.0 million. MSX has made minimum royalty payments totaling $100,000 under the agreement.

Prior to the Company’s acquisition of Glamis’ interest in MSX on February 12, 2003, the Company accounted for its investment in MSX using the proportionate consolidation method. Under this method, the Company’s 50% share of MSX’s assets, liabilities and cash flows was combined with the financial results of the Company and its subsidiaries. The Company’s 50% share of the cash flows of MSX for the year ended December 31, 2002 was as follows:

Year Ended
December 31,
2002
Cash inflow (outflow) from:
Operating activities	$131,546
Investing activities	(382,896)
Financing activities	11,968

Decrease in cash	$(239,382)

b)	Chile – El Morro Project

The Company’s activities in Chile are concentrated on gold and copper exploration targets. The El Morro copper-gold project consists of the La Fortuna and El Morro areas. The Company’s 100% interest in the El Morro area, which is approximately four kilometers from the La Fortuna area, was acquired by staking in 1998.

In July 2003, the Company exercised an option agreement to acquire a 100% interest in the La Fortuna mining concessions owned by BHP Billiton (“BHP”) upon making cumulative payments to BHP totaling $1.7 million. The option agreement provided that BHP would retain a 2% NSR royalty on any production from the mining concessions it sold to the Company. In December 2004, the Company and

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

Noranda Chile Ltda. (“Noranda”) agreed to acquire the 2% BHP NSR royalty for $2.0 million. Metallica acquired a 30% interest in the royalty for $0.6 million, while Noranda acquired a 70% interest in the royalty for $1.4 million. The allocation of the purchase price was made by Metallica and Noranda in accordance with the terms of the exploration agreement discussed below.

In 2001, the Company exercised an option to acquire a 100% interest in other La Fortuna mining concessions owned by S.L.M. Cantarito and S.L.M. Tronquito (collectively “Martin”) upon making cumulative payments to Martin totaling $1.5 million. Martin retained a 2% NSR royalty on the concessions it sold to the Company.

In 2002, Noranda exercised an option to acquire a 100% interest in the La Fortuna mining concessions, referred to as Santa Julia, pursuant to the exploration agreement discussed below. The Company is also required to make additional payments totaling $400,000 to the former owners of the Santa Julia concessions within two years of commencement of mining on the Santa Julia concessions.

The Company entered into an exploration agreement with Noranda for the El Morro project in September 1999. In February 2000, the exploration agreement was amended and provides for Noranda to earn up to a 70% interest in the project by making aggregate exploration and property acquisition expenditures of $10.0 million over a five-year period beginning September 1999, and a payment to the Company of $10.0 million by September 14, 2005. Noranda has advised the Company that as of December 31, 2004, it had incurred approximately $12 million of exploration and property acquisition expenditures on the El Morro project. Noranda is required to continue to fund all exploration activities at the El Morro project until it either makes the $10.0 million payment to the Company that is due on or before September 14, 2005, or forfeits its interest in the project.

As of December 31, 2004, the Company had incurred mineral property costs and deferred expenditures totaling $1,639,589 on the El Morro project.

c)    Chile – Rio Figueroa Project

In September 2004, the Company entered into an option agreement with Sociedad Contractual Minera Los Potrillos (“Potrillos”) to acquire a 100% interest in a copper-gold exploration project referred to as the Rio Figueroa project. The agreement provides for the Company to make annual option payments over a five-year period beginning September 2004 totaling $3.5 million, and to incur annual exploration expenditures over a three-year period beginning September 2004 totaling $1.5 million, in order to exercise the option. At December 31, 2004, the Company had made the initial option payment of $100,000 and had incurred additional exploration and mineral property costs totaling $391,038 on the Rio Figueroa project.

d)    Chile – MIMK and Other Projects

The MIMK project was established in 2000 to identify copper-gold projects in close proximity and similar to the El Morro project. The MIMK project was terminated in 2004. For the year ended December 31, 2003, various MIMK properties, with carrying values totaling $703,536, were abandoned and written off. For the year ended December 31, 2004, the remaining MIMK properties were abandoned resulting in a write-off of $81,469.

The other projects, also in Chile, are early stage copper-gold exploration projects and reflect deferred expenditures and property acquisition costs totaling $9,526 as of December 31, 2004.

e)    Brazil – Mara Rosa Project

At December 31, 2001, the Company elected not to proceed with further exploration on the Mara Rosa gold project and wrote off its investment in the project. In November 2003, the Company entered into an option agreement to sell its 100% interest in the Mara Rosa gold project for $450,000. The Company received $150,000 pursuant to the agreement in 2003 with the remaining $300,000 being received in 2004. These amounts have been recognized as income from option payments in the year in which the

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

payments were received.

4. Property, Plant and Equipment

     Property, plant and equipment consist of the following at December 31, 2004 and 2003:

		Accumulated
		Depreciation and
	Cost	Amortization	Net Book Value
	2004	2004	2004
Equipment	$310,579	$126,821	$183,758
Vehicles	119,996	73,087	46,909
Building and leasehold improvements	196,057	27,850	168,207
Furniture	43,690	26,100	17,590

Total	$670,322	$253,858	$416,464

		Accumulated
		Depreciation and
	Cost	Amortization	Net Book Value
	2003	2003	2003
Equipment	$161,395	$82,175	$79,220
Vehicles	107,377	67,814	39,563
Building and leasehold improvements	123,067	19,991	103,076
Furniture	36,755	23,751	13,004

Total	$428,594	$193,731	$234,863

5. Note Payable

The note payable at December 31, 2003 was collateralized by mineral properties held by MSX (Note 3(a)) and consists of the following:

2003
MSX debt, interest at 1% per month effective
March 1, 2002, payable monthly	$200,100

Less current portion	200,100

Long-term debt	$—

The current portion of the note payable was paid in January 2004.

6. Asset Retirement Obligations

The Company commenced construction of its Cerro San Pedro project in Mexico in February 2004. Construction was suspended in June 2004 pending resolution of various permitting and other issues involving the project. The Company’s environmental permit requires that it reclaim any land that it disturbs

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

during mine construction and mine operations. The Company has estimated the present value of its future reclamation obligation to be $203,818 at December 31, 2004, of which $11,463 represents capitalized interest accretion. The present value of the future reclamation obligation assumes a credit-adjusted risk-free rate of 9% and commencement of reclamation activities in 2015. The total reclamation obligation for the Cerro San Pedro project per the Company’s September 2003 feasibility study is approximately $4.3 million. The Company has agreed to fund this obligation during the mine operations; however, negotiations with the relevant Mexican governmental agency to determine the interim funding requirements have not yet been finalized.

7. Share Capital

a)    Authorized

Unlimited number of common and preferred shares without par value.

b)    Common Shares Issued and Outstanding

	Year Ended December 31,
	2004		2003		2002
	Shares	Amount	Shares	Amount	Shares	Amount
Outstanding, beginning of year	81,763,885	$106,786,049	32,449,167	$43,068,285	28,472,978	$38,964,222
Shares issued in public offering (Note 6(d))	—	—	38,700,000	55,416,199	—	—
Shares issued in private placement (Note 6(d))	—	—	10,100,000	7,847,925	3,900,000	4,054,994
Exercise of warrants (Note 6(d))	354,500	400,229	151,500	168,454	—	—
Fair value of warrants exercised (Note 6(d))	—	95,739	—	40,905	—	—
Exercise of stock options (Note 6(c))	555,000	362,619	344,333	222,546	50,000	26,799
Shares issued for retirement plan (Note 8)	13,658	17,281	18,885	21,735	26,189	22,270

Outstanding, end of year	82,687,043	$107,661,917	81,763,885	$106,786,049	32,449,167	$43,068,285

On March 19, 1999, the Company adopted a Shareholder Rights Plan whereby each shareholder of record was effectively issued one right for each common share held. In the event that a bidder acquires 20% or more of the outstanding voting shares of the Company, other than by a permitted bid or with the approval of the Board of Directors of the Company, the rights would become exercisable to purchase common shares of the Company at a 50% discount to the then current market price. In June 2002, the shareholders ratified the continued existence of the Shareholder Rights Plan to March 19, 2005.

c)    Options

The Company’s stock-based compensation plan provides that the exercise price per share is equal to the closing market price the day prior to granting as quoted on the Toronto Stock Exchange. Each option allows for the purchase of one share and expires not later than ten years from the date it was granted. Options generally vest over a period of up to two years from the date of grant. The stock option plan was amended to provide for a maximum of 5.0 million common shares that may be issued after April 29, 2003. As of December 31, 2004, 899,333 common shares had been issued pursuant to the plan subsequent to April 29, 2003.

Effective January 1, 2004, the Company adopted revised CICA Section 3870, “Stock-based Compensation and Other Stock-based Payments”, which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. Previously, the Company did not record any compensation expense on the granting of stock options to employees and directors as the exercise price was equal to or greater than the market price on the date of

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

grants. Under the new requirement, stock-based compensation expense would have been increased by $339,367 and $61,248 for the years ended December 31, 2003 and 2002, respectively. The Company elected to adopt this new requirement retroactively without restatement of prior years. This has resulted in a cumulative increase of $400,615 to the deficit and to stock options at January 1, 2004. The pro forma effect on loss for the year, and basic and diluted loss per share, for the years ended December 31, 2003 and 2002, had the Company followed the fair value method of accounting for stock-based compensation for options granted after January 1, 2002, is as follows:

	Year Ended December 31,
	2003	2002
Loss for the year	$1,715,547	$1,320,321
Compensation expense	339,367	61,248

Pro forma loss for the year	$2,054,914	$1,381,569

Basic and diluted loss per share:
As reported	$(0.04)	$(0.04)

Pro forma	$(0.05)	$(0.04)

The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	2004	2003	2002
Risk free interest rate (Canada)	3.6% to 3.5%	3.6% to 4.4%	4.5%
Expected dividend yield	0.0%	0.0%	0.0%
Expected price volatility of the Company’s common shares	70% to 71%	75% to 87%	110%
Expected life of option	5 years	5 years	5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s common shares. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

The following is a summary of options granted under the Company’s stock-based compensation plan:

				Weighted Average Exercise Price
				(Canadian Dollars)
	Year Ended December 31,			Year Ended December 31,
	2004	2003	2002	2004	2003	2002
Outstanding, beginning of year	2,800,250	2,107,083	2,244,583	$1.02	$0.99	$1.10
Granted	400,000	1,112,500	87,500	2.39	1.35	1.39
Exercised	(555,000)	(344,333)	(50,000)	0.86	0.88	0.85
Forfeited	(109,750)	—	—	1.48	—	—
Expired	—	(75,000)	(175,000)		2.24	2.55

Outstanding, end of year	2,535,500	2,800,250	2,107,083	$1.36	$1.12	$0.99

Exercisable, end of year	1,914,666	1,957,750	1,778,333	$1.22	$1.02	$1.01

The aggregate fair value of options granted in 2004, 2003 and 2002 was $435,624, $714,447 and $61,248, respectively.

The following table summarizes certain information about stock options outstanding at December 31, 2004:

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

Range of		Weighted Average	Weighted Average
Exercise Prices		Remaining	Exercise Price
(Canadian Dollars)	Number Outstanding	Contractual Life	(Canadian Dollars)

$0.45	93,000	0.4 years	$0.45
$0.83 to $0.85	807,500	1.2 years	0.83
$1.20 to $1.39	1,140,000	3.1 years	1.33
$2.11 to $2.44	420,000	4.0 years	2.37
$2.87	75,000	0.7 years	2.87

$0.45 to $2.87	2,535,500	2.4 years	$1.36

d)    Warrants

	Year Ended December 31,
	2004		2003		2002
	Warrants	Amount	Warrants	Amount	Warrants	Amount
Outstanding, beginning of year	24,753,500	$7,469,578	1,950,000	$—	1,950,000	$—
Warrants issued in public offering	—	—	19,350,000	5,889,285	—	—
Warrants issued in private placement	—	—	5,555,000	1,621,198	—	—
Exercise of warrants	(354,500)	(95,739)	(151,500)	(40,905)	—	—
Expiration of warrants	—	—	(1,950,000)	—	—	—

Outstanding, end of year	24,399,000	$7,373,839	24,753,500	$7,469,578	1,950,000	$—

As of December 31, 2004, the outstanding warrants to purchase 24,399,000 common shares had the following expiration dates and exercise prices:

		Outstanding
	Exercise	at December
Expiration Date	Price (Cdn$)	31, 2004

March 11, 2005	$2.00	5,049,000
December 11, 2008	$3.10	19,350,000

		24,399,000

On April 16, 2002, the Company sold 3.9 million units pursuant to a private placement at a price of Cdn$1.80 per share for gross proceeds of Cdn$7.0 million (US$4.1 million, net of share issuance costs). Each unit included one-half of one common share purchase warrant. Each whole common share purchase warrant was exercisable at a price of Cdn$2.00 per share for a period of one year. The warrants expired unexercised on April 16, 2003.

On March 11, 2003, the Company closed a private placement for 10.1 million units at a price of Cdn$1.50 per unit for gross proceeds of Cdn$15.2 million (US$9.5 million, net of issue costs). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn$2.00 for a period of two years to March 11, 2005. Warrants to purchase 1,000 shares were exercised in 2004. The Company also granted the underwriters 505,000 compensation warrants. Each compensation warrant is exercisable at a price of Cdn$1.50 per share for a period of one year to March 11, 2004. Compensation warrants totaling 151,500 were exercised in 2003, and the remaining 353,500 compensation warrants were exercised in 2004.

On December 11, 2003, the Company issued 38.7 million units in a public offering at a price of Cdn$2.20 per unit for gross proceeds of Cdn$85.1 million (US$61.3 million, net of issue costs). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at an exercise price

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

     of Cdn$3.10 for a period of five years to December 11, 2008.

8. Income Taxes

The difference between the amount of reported consolidated income tax provision and the amount computed by multiplying the loss before income taxes by the Company’s combined applicable Canadian federal and provincial tax rate of 36.12% (36.62% in 2003 and 38.62% in 2002) is reconciled as follows:

	Year Ended December 31,
	2004	2003	2002
Income tax provision (benefit) computed using the applicable tax rate	$534,564	$(630,337)	$(511,925)
Expenses not deductible for tax purposes	105,583	419,837	8,110
Tax deductions not expensed	(600,387)	—	—
Net foreign earnings taxed at more (less) than applicable rate	14,229	58,210	108,603
Unrealized foreign exchange gain	(783,536)	(223,130)	—
Foreign withholding tax on interest income	85,585	—	—
Benefit of current tax loss not recognized	780,500	369,675	389,989

Income tax provision (benefit)	$136,539	$(5,745)	$(5,223)

The tax effects of temporary differences that give rise to significant portions of the future income tax assets and liabilities at December 31, 2004 and 2003 are as follows:

	2004	2003
Future income tax assets:
Canada:
Net operating loss carryforwards	$3,651,000	$3,177,000
Deferred financing costs	1,169,000	1,704,000
Other	200,000	—
Mexico:
Net operating loss carryforwards	10,789,000	9,909,000
Other	126,000	—
Other countries:
Net operating loss carryforwards	220,000	389,000
Other	10,000	30,000

Total future income tax assets	16,165,000	15,209,000
Less valuation allowance	(9,212,000)	(9,321,000)

Future income tax assets, net of valuation allowance	6,953,000	5,888,000

Future income tax liabilities:
Mexico:
Mineral properties and deferred exploration expenditures	6,948,000	5,847,000
Other	5,000	41,000

Total future income tax liabilities	6,953,000	5,888,000

Net future income tax assets	$—	$—

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

At December 31, 2004, the Company and its subsidiaries have available Canadian tax loss carryforwards of approximately $10.1 million that expire between the years 2005 and 2014; Mexican tax loss carryforwards of approximately $38.5 million that expire between the years 2005 and 2014; Chilean tax loss carryforwards of approximately $2.0 million that can be carried forward indefinitely; Barbados tax loss carryforwards of approximately $2.0 million that expire between the years 2006 and 2013; and United States tax loss carryforwards of approximately $0.5 million that expire in 2018 and 2019.

9. Pension Plan

The Company has a qualified defined contribution savings plan that covers all U.S. employees. Subject to certain employee eligibility requirements and statutory limitations on employee elective deferrals, the Company matches 50% of the employee’s elective deferral up to a maximum matching contribution of 5% of the employee’s compensation, as defined under the plan. The employee has the option of receiving the matching contribution in common shares of the Company or in cash. Employees vest 100% in the employer matching contribution after three years of service. The Company’s matching contributions were $25,627, $26,773, and $18,038 for the years ended December 31, 2004, 2003 and 2002, respectively.

10. Contingencies and Commitments

a)	The Company’s activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. The Company also has certain operating and other permits at its Cerro San Pedro project (the “Project”) that require periodic renewal with governmental and regulatory authorities. In addition, the Company is required to comply with existing permit conditions and to obtain additional permits prior to commencing mine operations at the Project. Although the Company believes that it is currently in full compliance with its permits, and although its permits have been renewed by governmental and regulatory authorities in the past, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted.

b)	In August 2004, the Company received notification that a Mexican Federal Court rendered a judgment in favor of a group opposing the Project who are seeking nullification of the Company’s Manifestacion de Impacto Ambiental (“MIA”). The MIA is the Mexican equivalent of an environmental impact statement in the United States. The legal action brought by the contesting group claimed that the federal agency that granted the MIA violated various environmental and other laws. The federal agency that issued the environmental permit to the Company has appealed the decision. Although the permit is presently valid pending resolution of the appeal, there are no assurances that the federal agency’s or the Company’s efforts to overturn the ruling will be successful. In the event that these efforts are unsuccessful, the Company can appeal the decision, attempt to re-permit the project, or pursue other options that may be available.

c)	In April 2004, an Agrarian Court in San Luis Potosí, Mexico, rendered a judgment in favor of a group opposing the Project and nullified the Company’s lease agreement for surface rights at the Project. The Company appealed the Agrarian Court decision and in November 2004, a Federal Court ruled that the group opposing the Project did not have the legal right to contest the lease and ordered the Agrarian Court to issue a new decision. In December 2004, the Agrarian Court once again issued a nullification order with respect to the lease agreement. The Company, along with the individuals who entered into the lease agreement with the Company, have appealed this latest decision. The Company continues to have surface rights access pending resolution of the appeals; however, there are no assurances that the Company’s efforts to overturn the ruling will be successful, or that the Company will be successful in its other efforts to secure surface rights access.

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

d)	The Company leases certain surface rights, facilities and equipment under long-term operating lease agreements. As of December 31, 2004, lease commitments for the next five years and thereafter are as follows:

2005	$80,023
2006	$78,148
2007	$52,294
2008	$47,123
2009	$47,123
Thereafter	$141,369

e)	In September 2003, the Company entered into an agreement with a Mexican governmental agency to provide approximately $360,000 for reforestation of land in the area surrounding the proposed Cerro San Pedro mine that is not owned or leased by the Company. Although the timing of funding of this commitment has not been finalized, it is anticipated that the $360,000 will be funded by the Company over a period of approximately twelve years.

f)	Other commitments are discussed in Note 3(a).

11. Supplementary Cash Flow Information

Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts at December 31, as follows:

	2004	2003	2002
Cash on hand and balances with bank	$639,841	$642,637	$120,886
Short-term investments	41,209,145	65,467,419	4,400,000

	$41,848,986	$66,110,056	$4,520,886

The Company paid interest and income taxes for the three years ended December 31, as follows:

	2004	2003	2002
Income taxes	$171,591	$—	$13,000
Interest	$—	$25,929	$10,005

Other than the Company’s acquisition of 50% of MSX as described in Note 3(a), the Company incurred non-cash investing and financing activities for the three years ended December 31, as follows:

	2004	2003	2002
Non-cash investing activities:
Stock-based compensation expense allocated to deferred expenditures	$552,400	$—	$—

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

12. Segment Information

The Company’s operations are limited to a single industry segment being the exploration and development of mineral properties for economically recoverable reserves. Segment assets by geographic location are as follows:

	December 31, 2004
			United
	Mexico	Chile	States	Total
Mineral properties and deferred expenditures	$45,215,225	$2,140,153	$—	$47,355,378
Property, plant and equipment, net	398,473	—	17,991	416,464

	$45,613,698	$2,140,153	$17,991	$47,771,842

	December 31, 2003
			United
	Mexico	Chile	States	Total
Mineral properties and deferred expenditures	$25,468,520	$1,105,870	$—	$26,574,390
Property, plant and equipment, net	219,801	—	15,062	234,863

	$25,688,321	$1,105,870	$15,062	$26,809,253

13. Reconciliation to United States Generally Accepted Accounting Principles (“GAAP”)

The consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States GAAP. Significant measurement differences that materially affect these consolidated financial statements are as follows:

.	As described in Note 2, Canadian GAAP allows for the deferral of exploration expenditures. Under United States GAAP, the Company expenses, as incurred, costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study has been prepared, then subsequent development costs of the property would be capitalized. The capitalized cost is then assessed periodically for recoverability of carrying values under Statement of Financial Accounting Standard (“SFAS”) 144.

.	Canadian GAAP provides for investments in jointly controlled entities to be accounted for using proportionate consolidation. Under United States GAAP, investments in incorporated joint ventures are to be accounted for using the equity method. Under an accommodation of the United States Securities and Exchange Commission, the accounting for joint ventures need not be reconciled from Canadian to United States GAAP. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholders’ equity. Details of the Company’s share of the cash flows of the MSX joint venture for the year ended December 31, 2002 are set out in Note 3(a). MSX became a wholly owned subsidiary of the Company on February 12, 2003.

.	For United States GAAP purposes, the Company will adopt SFAS 123, “Accounting for Stock Based Compensation” effective January 1, 2006. SFAS 123 requires the use of the fair value method of accounting for stock based compensation. This standard is consistent with the revised provisions of CICA Section 3870, which was adopted by the Company for Canadian GAAP effective January 1, 2004 (Note 7(c)). For United States GAAP, the Company has not yet determined which acceptable method of adoption of SFAS 148, which amends SFAS 123, that it will apply.

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

Had the Company followed United States GAAP, certain items in the statements of operations and deficit and balance sheets would have been reported as follows:

Statements of Operations and Deficit

	Year Ended December 31,
	2004	2003	2002
Net income (loss) under Canadian GAAP	$1,368,462	$(1,715,547)	$(1,320,321)
Exploration expenditures expensed	(570,327)	(206,855)	(600,831)
Net effect of write-down of mineral properties and deferred expenditures	81,469	703,536	13,300
Stock based compensation expense	74,834	—	—

Net income (loss) under U.S. GAAP	$954,438	$(1,218,866)	$(1,907,852)

Basic net income (loss) per share under U.S. GAAP	$0.01	$(0.03)	$(0.06)

Diluted net income (loss) per share under U.S. GAAP	$0.01	$(0.03)	$(0.06)

Balance Sheets

	At December 31,
	2004		2003
	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP
Mineral properties and deferred expenditures	$47,355,378	$37,768,037	$26,574,390	$18,028,307

Shareholders’ equity	$89,350,898	$79,763,557	$86,566,441	$78,020,358

Statements of Cash Flows

	Year Ended December 31,
	2004	2003	2002
Cash flows used in operating activities, Canadian GAAP	$(849,271)	$(1,213,601)	$(1,229,857)
Mineral properties and deferred expenditures	(570,327)	(206,855)	(499,153)

Cash flows used in operating activities, U.S. GAAP	$(1,419,598)	$(1,420,456)	$(1,729,010)

Cash flows used in investing activities, Canadian GAAP	$(20,143,804)	$(4,072,383)	$(905,119)
Mineral properties and deferred expenditures	570,327	206,855	499,153

Cash flows used in investing activities, U.S. GAAP	$(19,573,477)	$(3,865,528)	$(405,966)

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board (“FASB”), issued Interpretation No. 46, “Consolidation of Variable Interest Entities”, and an Interpretation of Accounting Research Bulletin No. 51 (“FIN 46”). FIN 46 establishes accounting guidance for consolidation of variable interest entities by the primary beneficiary. FIN 46 applies to any business enterprise, public or private, that has a controlling interest, contractual relationship or other business relationship with a variable interest entity. In December 2003, the FASB issued interpretation No. 46R (“FIN 46R”) which supersedes FIN 46. FIN 46R is effective for all Variable Interest Entities (“VIE’s”) created after February 1, 2003 at the end of the first interim or

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

annual reporting period ending after December 15, 2003. FIN 46R is applicable to all VIE’s created prior to February 1, 2003 by public entities at the end of the first interim or annual reporting period ending after March 15, 2004.

In December 2004, the FASB issued SFAS 153, “Exchanges of Non-Monetary Assets”, an amendment of Accounting Principles Board (“APB 29”). This statement amends APB 29, which is based on the principle that exchanges of non-monetary assets should be measured at the fair value of the assets exchanged with certain exceptions. SFAS 153 eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning on or after June 15, 2005.

In December 2004, the FASB issued SFAS 123R, “Accounting for Stock-based Compensation”. This statement supersedes APB 25 and eliminates the option to use the intrinsic value method for valuing stock-based compensation.

The Emerging Issues Task Force (“EITF”) formed a committee (“Committee”) to evaluate certain mining industry accounting issues, including issues arising from the application of SFAS No. 141, “Business Combinations” (“SFAS No. 141 ”) and SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No.142”) to business combinations within the mining industry, accounting for goodwill and other intangibles and the capitalization of costs after the commencement of production, including deferred stripping. The issues discussed also included whether mineral interests conveyed by leases represent tangible or intangible assets and the amortization of such assets.

The EITF reached a consensus, subject to ratification by the FASB, that mineral interests conveyed by leases should be considered tangible assets. The EITF also reached a consensus, subject to ratification by the FASB, on other mining related issues involving impairment and business combinations.

The FASB ratified the consensus of the EITF on other mining related issues involving impairment and business combinations. The FASB also ratified the consensus of the EITF that mineral interests conveyed by leases should be considered tangible assets subject to the finalization of a FASB Staff Position (“FSP”) in this regard. These issues did not have an impact on the Company’s financial statements since it did not change its accounting.

The FASB also issued a FSP amending SFAS No. 141 and SFAS No. 142 to provide that certain mineral use rights are considered tangible assets and that mineral use rights should be accounted for based on their substance. The FSP is effective for the first reporting period beginning after April 29, 2004, with early adoption permitted. This FSP did not have an impact on the Company’s financial statements.

The CICA issued Accounting Guideline AcG-15, “Consolidation of Variable Interest Entities”, to provide guidance for applying the principles in CICA Section 1590, “Subsidiaries”, to certain entities. Although the CICA is contemplating amendments to the guideline, it is expected to be effective for the Company’s 2005 fiscal year. The FASB amended Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46R). FIN 46R requires that VIE’s be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE’s activities and/or is entitled to receive a majority of the VIE’s residual returns. The Company does not expect the adoption of these guidelines to have a material impact on its financial statements.

14. Subsequent Event

The Company and Washington Group have agreed in principle to extend the Standby Agreement that expired on February 28, 2005 to May 31, 2005, in order to retain Washington Group’s construction

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

equipment at the Cerro San Pedro project site. The extension agreement requires the Company to make monthly payments to Washington Group of $138,000.